April 9, 2021

              VIA E-MAIL

              Chris Jefferson, Esq.
              Vice President and Senior Counsel
              Athene Annuity and Life Company
              7700 Mills Civic Parkway
              West Des Moines, IA 50266

              Re:            Athene Annuity and Life Company
                             Initial Registration Statement on Form S-1
                             File No. 333-252851

                             Athene Annuity and Life Company
                             Initial Registration Statement on Form S-1
                             File No. 333-252893

              Dear Mr. Jefferson:

                      On February 8, 2021 and February 9, 2021, you filed the above-referenced initial registration statements on Forms S-1 on behalf of Athene Annuity and Life Company (the
                 Company   ). Where a comment is made with regard to the
disclosure in one location, it is
              applicable to all similar disclosure appearing elsewhere in the registration statements.1 Also, unless otherwise specified, comments apply to disclosure in both registration statements to the extent applicable (e.g. comments relating to the Segment Fee do not apply to the No Fee version of the Contract, File No. 333-252893).

              General

                      1. Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment
to each registration statement. We
                         may have further comments when you supply the omitted
information. Please note that
                         since these registration statements will likely go
effective 135 days after end of the
                         Company   s last fiscal year end, interim financial
statements as required by Rule 3-12 of
                         Regulation S-X will need to be included.



              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form S-1 registration statement, File No. 333-252851, unless otherwise indicated.



     Chris Jefferson, Esq.
    April 9, 2021
    Page 2 of 9

       2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the
          Company will be solely responsible for any benefits or features associated with the
          Contract.

       3. We note that you deleted the reference contained in Athene   s
currently offered indexed
          annuity prospectus that the referenced indexes for this Contract would be broad based securities indexes. Please explain supplementally the reason for the deletion, as we would generally expect that referenced indexes be broad based securities indexes. With respect
          to the Shiller Barclays CAPE   US Mid-Month Sector TR Net Index (the
             Index   ), please confirm supplementally that: (i) the Index and
the methodology used to
          calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; (iii) the Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly-available website describing the Index. We may have further comments after you provide this information.

    Cover Page

       4. On the outside facing page for Athene Amplify 2.0 NF (File No. 333-252893), in the
          Calculation of Registration Fee table, please revise the title of the securities being
          registered to read    Interests in Single Purchase Payment
Index-Linked Deferred Annuity
          Contract.

       5. Please prominently state after the first sentence on the cover page that the Company does not allow additional Purchase Payments after the initial Purchase Payment.

       6. In the first sentence of the second paragraph, the disclosure refers
to returns as    Segment
          Credits.    Please revise this disclosure to reflect that, for
Index-Linked Segment Options,
          returns for Segment Credits can be positive or negative.

       7. In the third and fourth sentences of the second paragraph, please revise the references to
             Segment Options    to    Index-Linked Segment Options.

       8. Please supplement the last sentence of the fourth paragraph by specifying that the
          Segment Fee is charged at an annual rate of 0.95%.

       9. In the eighth paragraph, please state that the prospectus describes all material rights and obligations under the Contract, including material state variations.

       10. Please add the following disclosure to the Cover Page, and to the At a Glance Product
           Summary:    Withdrawals or surrenders may be subject to income tax
and to an additional
           10% federal tax penalty if made before the owner is age 59   .

       11. Please prominently state, on the Cover Page and in the At a Glance Product Summary, as
           applicable, that the Contract is not suitable for investors who plan to take Withdrawals in
     Chris Jefferson, Esq.
    April 9, 2021
    Page 3 of 9

           excess of the annual free withdrawal amount or surrender the Contract during the first six
           Contract Years due to the imposition of withdrawal charges. Please also prominently state that partial Withdrawals, surrender, payment of the Death Benefit, or election to begin annuity payments could significantly reduce the value under the Contract and the amount of any Segment Credit due to the application of the proportionate adjustment to
           Contract Value, if true, and the Equity Adjustment and the Interest Adjustment. Please
           state that these charges and adjustments could reduce the amount received to less than the protection provided by the Buffer Rate.

    Glossary (Pages 1-6)

       12. In accordance with plain English principles, please use defined terms sparingly. See
           Office of Investor Education and Assistance, U.S. Securities and Exchange Commission,
           A Plain English Handbook (1998). We note, for example, that several defined terms are used infrequently in the prospectus, and would be more appropriately defined where they
           are referenced (e.g., Minimum Cap Rate). Further,    Buffer Segment
Option    appears to
           be synonymous with    Index-Linked Segment Option    for purposes of
these registration
           statements. Finally, it is somewhat unclear from the definitions of Fixed Segment Option and Fixed Crediting Method, and their usage throughout, whether there is more than one available Fixed Segment Option.

       13. In the definition of Annuity Date, please revise    Annuitant   s
age 95    to state    Annuitant
           attaining age 95.

       14. In the definition of Contract Anniversary, and elsewhere, please update the dates used in the examples.

       15. In the definition of Free Withdrawal, please also note that Equity Adjustments or Interest
           Adjustments may be applicable.

       16. In the definition of Index-Linked Segment Option, please also note that each Index-
           Linked Segment Option includes a Buffer Rate.

       17. In the definition of Milestone Credit Percentage, please clarify the circumstances under which Milestone Credit Percentages can be negative (i.e., when determining the final
           Milestone Credit Percentage).

    At a Glance Product Summary (Pages 7-13)

    Segment Options

       18. The second paragraph under the subheader    Buffer Segment Options
 states that the
              Buffer Rate, Cap Rate, and Participation Rate are established at the beginning of the
           Segment Term Period and do not change for the length of the Segment Term Period.
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    April 9, 2021
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           Please remove the reference to the Buffer Rate in this disclosure so investors do not think the rate can change between Segment Term Periods.

       19. The final paragraph under the subheader    Buffer Segment Options
states:
              Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Segment
           Credit may be as low as -90%, which could lead to a substantial loss of principal and
           previously credited Segment Credits.    Please clarify that, due to
the deduction of the
           Segment Fee, the loss could be greater than 90%.

       20. The penultimate paragraph under the subheader    Fixed Segment
Options    generally
           discusses that different Buffer Rate choices are available for a given combination of
           Crediting Method, Reference Index, and Segment Term Period. Please specify all such
           Buffer Rate choices in the disclosure.

       21. Under the subheader    Initial Segment Term Period Bailout
Provision,    please also
           disclose, if true, that upon exercising the bailout provision, that the Segment Fee is not deducted.

    Accessing your Contract Value

       22. Please clarify whether Withdrawals, including partial Withdrawals less than or equal to the Free Withdrawal Amount, are adjusted on a proportionate basis to Contract Value.

    Interim Value Calculation

       23. Please add the following disclosure from this subsection to the
Cover Page:    Even if
           Segment Credits are positive, the deduction of fees and charges, including Segment Fee amounts, Withdrawal Charges, and any applicable Equity Adjustments or Interest
           Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits.

    Right to Cancel

       24. Please state whether the Company pays the greater of the Purchase Payment or Contract
           Value if the right to cancel is exercised.

       25. Please add here, if true, that no Segment Fee will apply if an Owner exercises the right to cancel the Contract during this period.

    Contract Fees and Charges (Pages 13-15)

    Withdrawal Charges

       26. In the discussion following the Withdrawal Charge table, please state prominently that negative Equity Adjustments and Interest Adjustments may also reduce Contract Value.
     Chris Jefferson, Esq.
    April 9, 2021
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    Contract Risk Factors (Pages 15-20)

    Potential for Significant Loss on Buffer Segment Options

        27. Please clarify here that, due to the deduction of the Segment Fee, losses could be greater than 90%. Please add similar disclosure throughout the registration statement, where the disclosure states that losses may be as high as 90%. Please also add disclosure throughout, where disclosure states that losses may be as high as 90%, that Withdrawal charges, Interest Adjustments, and Equity Adjustments could decrease the amount received beyond the limit provided by the Buffer Rate.

    Changes to Cap Rates, Participation Rates, Buffer Rates, Milestone Thresholds, and Annual
    Interest Rates

        28. In the first paragraph, please delete disclosure stating that the Buffer Rate and the
            Milestone Threshold may be changed at the Company   s discretion,
as they are set at the
            Contract Date.

    Discontinuation or Substitution of an Index

        29. The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

        30. Please add risk disclosure that, for two- and six-year Segment Options, Index performance is calculated for the entire period and not on an annual basis.

    Our Financial Strength and Claims-Paying Ability

        31. In the last sentence of the second paragraph, and elsewhere, the cross-reference should be
            corrected to read:    Company Related Risk Factors.

    Cybersecurity and Business Continuity Risk

        32. The second paragraph notes that public health crises may adversely
affect the Company   s
            ability to conduct business. If applicable, please add specific risk disclosure regarding the
            effects of the COVID-19 pandemic on the Company   s operations.






     Chris Jefferson, Esq.
    April 9, 2021
    Page 6 of 9

    About the Indices (Pages 21-23)

    Discontinuation or Substitution of an Index

        33. Please note that the selection criteria for a suitable alternative Reference Index, if accurate, includes consideration of whether an alternative reference index is a broad-
            based index for the relevant market.

        34. The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

    The Segment Options (Pages 28-39)

    Fundamentals of the Point-to-Point Crediting Method

        35. In the first paragraph, please revise the disclosure to clarify that applicable Buffer Rates are established upon Contract issuance and do not change for the duration of the
            Contract. Current disclosure states that the rate does not change for the length of the
            Segment Term Period.

    Fundamentals of the Milestone Lock Crediting Method

        36. Please explain in plain English the circumstances under which buffer protection would periodically reset pursuant to the Milestone Lock Crediting Method.

        37. The paragraph preceding Example 5 states that each example assumes no Withdrawals.
            Please add an example showing the effects of a Withdrawal Charge.

        38. Please confirm that the rates shown in Example 5, and elsewhere, are reflective of rates that the Company intends to offer. Otherwise, please revise.

    Cap Rate

        39. In accordance with the comment above regarding defined terms,
please define    Minimum
            Cap Rate    where it is referenced.

        40. In the penultimate sentence of the fourth paragraph, please add the caveat that
            Withdrawals of Segment Value may also be subject to taxes, including a possible 10%
            federal tax penalty if taken when the owner is less than 59   .
Please clarify throughout
            the registration statement that Withdrawals and surrenders may be subject to taxes and a
            federal tax penalty if taken when then owner is less than 59   .


     Chris Jefferson, Esq.
    April 9, 2021
    Page 7 of 9

    Setting the Cap Rates, Participation Rates, Segment Fee, and Annual Interest Rates

       41. Please revise the first sentence of the first paragraph to add the
word    new    as shown
           here:    The Company retains the right to change the current Cap
Rate, Participation Rate,
           and Annual Interest Rate for each applicable Segment Option for each new Segment
           Term Period at its discretion.

    Contract Values (Pages 39-49)

    Segment Interim Value

       42. The penultimate sentence of the second paragraph states the
following:    The Equity
           Adjustment, which also may be positive or negative, reflects the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options, based on the performance of
           the Reference Index.    Please explain why the sentence should not
state that the
           adjustment is    based on the performance of the Reference Index on
the Segment End
           Date.    If it should, please revise accordingly.

    Equity Adjustment

       43. In the discussion of LIBOR, please add a cross-reference to Company Related Risk
           Factors     Uncertainty Relating to LIBOR.

    Access to your Contract Value

       44. In this section, and elsewhere,    Surrender    is capitalized.
Since this term does not appear
           to be used as a defined term, please revise to lowercase throughout.

    Tax Information (Pages 52-56)

       45. Please confirm that the discussion reflects the currently effective provisions of the
           Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax
           Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement
           (SECURE) Act and American Rescue Plan, as applicable.

    Taxation of Non-Qualified Contracts     Further Information

       46. Please change the reference to the    Statement of Additional
Information    to    Part II.

    Taxation of Non-Qualified Contracts     1035 Exchanges

       47. The last sentence of this paragraph directs investors to consult their Financial
           Professionals to discuss the costs and benefits of an exchange. Please additionally
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    April 9, 2021
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              disclose that some Financial Professionals may have a financial incentive to offer the
              Contract in place of the one the investor already owns.

    Other Information (Pages 56-58)

    Amendments to the Contract

       48. Please explain the basis for the Company retaining the ability to amend the Contract to accommodate design changes.

    Part II

    Exhibits and Financial Statement Schedules

       49. Please file the actual Underwriting and Distribution Agreement
rather than a    form of
           the agreement.

    Signatures

       50. Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal financial officer.

                                                  ********
            Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
     Chris Jefferson, Esq.
    April 9, 2021
    Page 9 of 9

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.



Sincerely,

                                                                       /s/
Matthew Williams

                                                                       Matthew
Williams
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern, Assistant Director
        Sally Samuel, Branch Chief